UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
China GrenTech Corporation Limited

(Name of Issuer)
Ordinary Shares, par value US$0.00002 each

(Title of Class of Securities)
16938P 10 7

(CUSIP Number)
Mr. Yingjie Gao
15th Floor, Block A, Guoren Building
Keji Central 3rd Road, Hi-Tech Park,
Nanshan District, Shenzhen 518057, China
(86 755) 2651 6888

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communication)
Sale of ADSs in 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

SIGNATURE

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Guoren Industrial Developments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		149,151,325

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,151,325

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Mr. Yingjie Gao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,151,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

149,151,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Ce Lue Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,151,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

149,151,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Target Growth Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,151,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

149,151,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS The GRRF Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,151,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

149,151,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Credit Suisse Trust Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,151,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

149,151,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,151,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1	Security and Issuer:
Ordinary shares, par value US$0.00002 each, of China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China
Item 2		Identity and Background:

	(i)	Guoren Industrial Developments Limited, incorporated and existing under the laws of the British Virgin Islands, with its principal business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China. Its principal business is investment holding. During the last five years, Guoren Industrial Developments Limited has not been convicted in any criminal proceeding. During the last five years, Guoren Industrial Developments Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(ii)	Mr. Yingjie Gao, citizen of the People’s Republic of China, has a business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China. Mr. Gao is chairman and chief executive officer of China GrenTech Corporation Limited. During the last five years, Mr. Gao has not been convicted in any criminal proceeding. During the last five years, Mr. Gao has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(iii)	Ce Lue Investments Limited, incorporated and existing under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. Since its inception on March 16, 2007, Ce Lue Investments Limited has not been convicted in any criminal proceeding. Since its inception on March 16, 2007, Ce Lue Investments Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(iv)	Target Growth Holdings Limited, incorporated and existing under the laws of the Commonwealth of The Bahamas, with its registered office at The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. Its principal business is investment holding. Since its inception on January 10, 2008, Target Growth Holdings Limited has not been convicted in any criminal proceeding. Since its inception on January 10, 2008, Target Growth Holdings Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(v)	The GRRF Trust, established and existing under the laws of the Republic of Singapore, with its registered office at 1 Raffles Link #05-02, Singapore 039393. Its principal business is to hold assets, investments and funds standing to its credit for the benefit of its beneficiaries. Since its inception on January 17, 2008, The GRRF Trust has not been convicted in any criminal proceeding. Since its inception on January 17, 2008, The GRRF Trust has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (vi) Credit Suisse Trust Limited, incorporated and existing under the laws of the Republic of Singapore, with its registered office at 1 Raffles Link #05-02, Singapore 039393. Its principal business is to provide financial services. During the last five years, Credit Suisse Trust Limited has not been convicted in any criminal proceeding. During the last five years, Credit Suisse Trust Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(vi)	Credit Suisse Trust Limited, incorporated and existing under the laws of the Republic of Singapore, with its registered office at 1 Raffles Link #05-02, Singapore 039393. Its principal business is to provide financial services. During the last five years, Credit Suisse Trust Limited has not been convicted in any criminal proceeding. During the last five years, Credit Suisse Trust Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3	Source and Amount of Funds or Other Consideration:
Not applicable.
Item 4	Purpose of Transaction:
On August 31, 2009, Guoren Industrial Developments Limited adopted a Rule 10b5-1 Trading Plan.
Item 5	Interest in Securities of the Issuer:
Guoren Industrial Developments Limited is the record holder of 149,151,325 ordinary shares in, or approximately 25.27% of, the share capital of the issuer. Guoren Industrial Developments Limited, as the record holder, of which Mr. Gao is the sole director, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition with respect to such ordinary shares in the issuer. Guoren Industrial Developments Limited is ultimately wholly owned by The GRRF Trust, Mr. Gao’s family trust, of which Credit Suisse Trust Limited acts as the trustee. Mr. Gao, Guoren Industrial Developments Limited, as the record holder, The GRRF Trust, Credit Suisse Trust Limited as trustee, as well as Target Growth Holdings Limited and Ce Lue Investments Limited, both wholly owned subsidiaries of The GRRF Trust may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group.

As trustee of The GRRF Trust, Credit Suisse Trust Limited disclaims beneficial ownership of the ordinary shares of the issuer. The filing of this Schedule 13D should not be deemed an admission that Credit Suisse Trust Limited is the beneficial owner of such ordinary shares for any purpose.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Pursuant to a deed of settlement, dated January 17, 2008, The GRRF Trust, a family trust established by Mr. Gao, is the ultimate holder of the 149,151,325 ordinary shares in the share capital of the issuer held of record by Guoren Industrial Developments Limited. Mr. Gao continues to act as the sole director of Guoren Industrial Developments Limited and also acts as the protector and the investment manager of The GRRF Trust. Credit Suisse Trust Limited acts as the trustee of The GRRF Trust.

The GRRF Trust is an irrevocable discretionary trust for the benefit of Mr. Gao and his designated family members. The family trust has a trust period of 100 years unless earlier terminated by the trustee subject to any applicable rule against perpetuities. The deed of settlement constituting the family trust provides that any power and discretion vested in the trustee shall only be exercisable with the prior or simultaneous written consent of the protector, with such consent right exercisable within 30 days of notice from the trustee.
Item 7	Material to be Filed as Exhibits:
•	Joint Filing Agreement, dated September 8, 2008, incorporated herein by reference to Exhibit 99.2 to Schedule 13D Amendment No. 1 filed with SEC on September 9, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on January 15, 2010.

Guoren Industrial Developments Limited
/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao
/s/ Yingjie Gao

Ce Lue Investments Limited
/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Target Growth Holdings Limited
/s/ Peter Leppard /s/ Tang Yang Ping
Name:	Bukit Merah Limited by its authorized signatories, Peter Leppard and Tang Yang Ping
Title:	Corporate Director

The GRRF Trust
/s/ Peter Leppard /s/ Tang Yang Ping
Name:	Credit Suisse Trust Limited by its authorized signatories, Peter Leppard and Tang Yang Ping
Title:	Trustee

Credit Suisse Trust Limited
/s/ Peter Leppard /s/ Tang Yang Ping
Name:	Peter Leppard and Tang Yang Ping
Title:	Authorized signatories